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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2005


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

        PARK AZURIM, DERECH EIM HAMOSHAVOT 94, PETACH TIKVA 49527, ISRAEL
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein are a Notice of Annual
General Meeting of Shareholders and a Proxy Statement, each dated May 25, 2005, for the Annual General Meeting of Shareholders to be held on June 28, 2005.








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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        TEFRON LTD.

                                        (Registrant)


                                        By: /s/ Asaf Alperovitz
                                           ----------------------------------
                                           Name: Asaf Alperovitz
                                           Title: Chief Financial Officer


                                        By: /s/ Hanoch Zlotnik
                                           ----------------------------------
                                           Name: Hanoch Zlotnik
                                           Title: Finance Manager



Date: June 22, 2005




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